(d)(8)(ii)

September 13, 2019

Michael Wheelihan, CFA
Managing Director, Global Relationship Group
Wellington Management Company, LLP
280 Congress Street

Boston, MA  02210

Dear Mr. Wheelihan:

On Thursday, September 12, 2019, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) approved the termination of the Sub-Advisory Agreement for Voya Multi-Manager International Small Cap Fund (the “Fund”), a series of VMF.  This letter is to inform you that the Sub-Advisory Agreement, dated November 18, 2014, between Voya Investments, LLC, and Wellington Management Company, LLP (the “Agreement”) will terminate in accordance with Section 17 of the Agreement, effective at the close of business on November 15, 2019.

Pursuant to Section 17, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth transition.  We look forward to your cooperation in this regard.  We note that this notice does not affect the Sub-Advisory Agreement with Wellington Management Company, LLP with respect to Voya Multi-Manager International Equity Fund, a series of VMF, nor does it affect the Sub-Advisory Agreement with Wellington Management Company, LLP with respect to Voya Multi-Manager Mid Cap Value Fund, a series of Voya Equity Trust, and that each remains subject to their respective Sub-Advisory Agreement with Voya Investments, LLC.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Sincerely,

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Mutual Funds